Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

August 16, 2019

Item 3.	News Release

The News Release dated August 19, 2019 was disseminated through Newsfile.

Item 4.	Summary of Material Change

The Company completed a non-brokered private placement by issuing 780,000 common shares to SSR Mining Inc. at a price of $5.85 per common share for gross proceeds of $4,563,000.

Item 5.1	Full Description of Material Change

The Company completed a non-brokered private placement (the “Private Placement”) previously announced on July 23, 2019 with SSR Mining Inc. (“SSRM”) pursuant to which SSRM elected to exercise its equity participation right to maintain its pro rata ownership interest of up to 9.9% in the Company.

SSRM purchased 780,000 common shares of the Company (“Common Shares”) at a price of $5.85 per share for a total investment of $4,563,000 in the Private Placement. The Common Shares issued pursuant to the Private Placement have a statutory hold period of four months and one day expiring December 17, 2019. The Private Placement remains subject to final approval of the TSX Venture Exchange.

With the closing of the bought deal public offering (see news release dated August 15, 2019) and exercise by SSRM of its equity participation right, the Company has $49 million of cash and is in a robust financial position to advance the Las Chispas Project in Sonora, Mexico.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong, Chief Financial Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

August 19, 2019